EXHIBIT 99.2

THORNBURG MORTGAGE, INC.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

AUTHORIZATION FORM

The undersigned holder(s) of common and/or preferred stock of Thornburg Mortgage, Inc. (the “Company”) or non-shareholder(s) interested in investing in the Company’s common stock, elect to participate in the Company’s Dividend Reinvestment and Stock Purchase Plan (the “Plan”). The undersigned hereby authorizes American Stock Transfer & Trust Company (the “Administrator”) to reinvest dividends and distributions paid by the Company on its common and/or preferred stock now or hereafter registered in the name(s) of the undersigned for the number of shares set forth below, and/or to make cash purchases in the Company’s common stock with funds received from the undersigned. This authorization shall remain in effect until termination by the undersigned holder(s) by written notice to the Administrator.

The foregoing authorization is subject, in all respects, to the terms and conditions of participation in the Plan set forth in the prospectus relating to the Plan, which the undersigned has received and read.

This form is for use by shareholders who have (or will have) shares registered in their own name or in the name of the Administrator. If your shares are/will be held by a broker, bank or nominee other than the Administrator, please see NOTE at the bottom of this form. Otherwise, please print and sign your name(s) exactly as your shares are registered or, if this is an initial cash purchase by a non-shareholder, as you would like the shares registered. All persons whose names appear on the stock certificates must sign.

1.	Current Shareholders:

☐	Check here if you wish to enroll shares that you own in the dividend reinvestment portion of the Plan.

☐ Common Shares	☐ Preferred Shares

☐	Check here if you wish to make a cash purchase of common stock and indicate the amount of cash purchase on your enclosed check or money order ($100 - $10,000) $ .

OR

2.	New Shareholders:

Indicate the amount of initial cash purchase on your enclosed check or money order ($500 - $10,000) $                            .

Current or new shareholders may also pay for cash purchases by electronic funds transfer or wire transfer, as specified in the Instructions section below.

All participants - Please indicate your participation below:

☐ Full dividend reinvestment on all shares.
☐ Partial dividend reinvestment on common shares only.
☐ Partial dividend reinvestment on preferred shares only.
☐ Cash purchases only (no dividend reinvestment).
Please Print Name(s) as Shown on Stock Certificate

Shareholder Signature
Please Print Your Address	SSN or Tax ID Number

Please Print Your Phone Number	Joint Shareholder Signature
SSN or Tax ID Number

Account Number for Electronic Funds Transfers	Date

NOTE: If your shares are held in the name of a broker, bank or nominee, you must make arrangements with them to participate in the Plan. The Plan is DTC eligible. Therefore, your broker, bank or nominee should be able to facilitate your participation through DTC. Please contact your broker, bank or nominee for further information.

INSTRUCTIONS: Please send this Authorization Form along with your check or money order made payable to “American Stock Transfer & Trust Company - TMA Dividend Reinvestment and Stock Purchase Plan”, to the Administrator:

American Stock Transfer & Trust Company P.O. Box 922 Wall Street Station New York, NY 10269-0560 Attn: Dividend Reinvestment Department Toll-free: 877-366-6442

Please contact the Administrator for instructions regarding wire transfers and electronic funds transfers, including automatic monthly withdrawals from a pre-designated bank account by electronic funds transfer.

Wire transfers must be directed to Custodial Trust Company Account #208-00805-1-4 via Wire Routing #031207526.

You are advised to call the Company’s accounting department at (505) 954-5305 to confirm receipt.